ESCALATE WEALTH REIT I, INC.

17 Corporate Plaza

Suite 200

Newport Beach, California 92660

October 13, 2020

VIA EDGAR Ronald (Ron) E. Alper Attorney Division of Corporation Finance – Office of Real Estate and Construction U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-3233

Re:	Qualification Request—Escalate Wealth REIT I, Inc. (the “Company”) Offering Statement on Form 1-A; File No. 024-11284

Dear Mr. Alper:

We hereby request qualification of the Company’s Offering Statement on Form 1-A on Wednesday, October 14, 2020 at your earliest convenience.

Please direct the Notice of Qualification to the undersigned and to:

Gregory W. Preston, Esq.

Corporate Law Solutions, PC

907 Sandcastle Drive

Corona del Mar, CA 92625

gpreston@corp-law.com

949.760.0107

Thank you for your assistance and please do not hessitate to contact the undersigned or Mr. Preston with regard to any further matters.

Sincerely,

Ecalate Wealth REIT I, Inc.

By:	/s/ HAROLD HOFER
Harold Hofer
Chief Executive Officer
haroldhofer31@gmail.com

cc:	Gregory W. Preston, Esq.